Punch TV Studios, Inc.
1123 Redondo Boulevard, Suite 200
Inglewood, California 90302
PunchTVStudios.com
909.486.4742

March 29, 2016


United States Security & Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, DC 20549


Attention:	Melissa Gilmore
		Andrew Mew
		Donald Field
		Justin Dobbie

	Re:	Punch TV Studios, Inc.
		Form 1-A Registration Statement (Registration no. 024-10491) Originally filed on October 26, 2015, as amended.

Request for Qualification

	Requested Date:	March 29, 2016
	Requested Time:	2:00 PM Eastern Time


Ladies and Gentlemen:

Punch TV Studios, Inc. (the Registrant) hereby requests that the Securities and Exchange Commission (the Commission) take appropriate action to qualify the above-captioned Registration Statements on Form 1-A qualified at the Requested Date and Requested Time set forth above or as soon thereafter as practicable.


The Registrant hereby authorizes Abel R. Coombs, Esq. Registrants outside counsel, to orally modify or withdraw this Qualification Request.

Registrant hereby acknowledges that:

Should the Commission of the staff, acting pursuant to delegated authority, qualify the filing, it does not foreclose the Commission from taking any action with respect to the filing;


the action of the Commission or the staff, acting pursuant to delegated authority, qualify the filing, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and


the company may not assert staff comments and or qualifications as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


The Registrant requests that it be notified of such qualification by telephone call to Mr. Joseph Collins at 909.486.4742.


Sincerely,
Punch TV Studios, Inc.

By:	 /s/ Joseph Collins, Jr.
	Joseph Collins, Jr.
	Chief Executive Officer